Filed by Carolina Power & Light Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                               Subject Company:  Carolina Power & Light Company
                                                  Commission File No. 001-03382

On June 29, 2000, Carolina Power & Light Company posted the following presentation on its internet web site.

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                          Donaldson, Lufkin & Jenrette
                     Fifth Annual Electric Power Conference
                                  New York, NY
                                 June 13, 2000

                       Presented by William Cavanaugh III
                        CP&L Chairman, President and CEO

I am delighted to be here in New York City at this conference and with this group of attendees. You are very important to us--and it is only appropriate that you be among the first to hear a presentation on the new CP&L.

I say new because basically CP&L has ascended to a new level over the past three years. We've leveraged the company's core strengths, which are: a great service territory; low cost/high reliability operations; a productive work force, and responsible regulation.

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Donaldson, Lufkin & Jenrette
Fifth Annual Electric
Power Conference
New York City - June 13, 2000

Carolina Power & Light

Comments by
William Cavanaugh III
Chairman, President, & CEO


On top of this--with the North Carolina Natural Gas and Florida Progress acquisitions--we are emerging as a much larger, more dynamic company with greater depth and portfolio diversity.

My purpose today is to provide you with a vision of that new company; an enterprise capable of--and committed to--delivering superior shareholder value. I'll demonstrate that ability in four ways.

o  First, our success in meeting past objectives
o  Second, the significant steps we are taking to grow the company
o  Third, our post-merger strategy, and then
o  I'll wind up giving you an earnings outlook.

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Discussion topics

o  Past commitments
o  Activities underway
o  Post-merger strategy
o  Our commitment

COMMITMENTS ACHIEVED
Credibility is a valuable asset that you earn by doing what you say you're going to do.

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In the 90s, we set out to improve core operations and cost competitiveness.
These three graphs tell the story.

o  Our nuclear system performance has improved from the bottom to the top.

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Nuclear system capacity factor

Performance (%)

'91-'93   '97-'98
-------   -------  = Industry Ranking #1
  58        93

o  We've reduced costs. O&M per kWh sold dropped a whopping 25% since 1994.

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O&M per kWh sold



1994      1999
----      ----
 (cents/kWh)
1.6       1.2 (Down 25%)

o And, we have virtually eliminated price disparity between our company and other major southeastern utilities.

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1999 Average revenue/kWh

Duke      CP&L      SCANA      Dominion      FP&L      FPC
----      ----      -----      --------      ----      ---
                         (cents/kWh)
5.5       5.6        5.6         5.8         6.8       6.8

We delivered on our commitments. We have positioned ourselves to succeed.

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In 1997 we set about repositioning and growing the company. The objectives were straightforward. By 2002, we would:

o  Double the number of end-use customers
o  Sell 20% more mWs
o  Work with our regulators to enact reasonable deregulation legislation, and,
o  Grow pre-tax income--from non-utility operations--to $100 million.

We will accomplish these.

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1997 growth objectives

o Double end-use customers
o Sell 20 percent more MW's
o Manage deregulation
o $100 million income from non-utility operations

And I want to make one thing clear, these objectives will be achieved in ways that will contribute to the long-term growth of shareholder value. We are committed to ensuring that CP&L investors receive a superior reward.

Now for the future, we have a number of new initiatives that will strengthen our competitive position, improve earnings capability, and position us for success throughout this decade.

First and foremost is our acquisition of Florida Progress. We are set to buy a company that is every bit as large as we are. And when this transaction closes, we will be in place--and doing business--at both geographic ends of a growing and dynamic energy market in the Southeast. It will be an enviable position of strength.

The transaction is currently on track for a fall 2000 closing. All required filings have been made.
o The FERC decision is expected by late summer. So far, no significant issues have been raised.
o The North Carolina Utilities Commission hearing is set for July 18, with approval expected in September.
o Shareholder meetings to approve the merger are scheduled in August for both CP&L and Florida Progress.
o No formal approval is required by the Florida Public Service Commission. However, we are working with Florida to address any issues it may have, and
o  No approval is required in South Carolina.

MERGER BENEFITS
I am extremely pleased with the integration efforts between the two companies, and we are confident that the previously announced synergies are achievable. In fact, we have already:

o Entered into a joint marketing arrangement with Progress Telecom to grow revenues and build-out our fiber systems, something I'll talk about in more detail later.

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o  Next, we announced earlier this year that Florida Progress purchased and installed four additional synthetic fuel plants that will add value to the combined companies. Additionally, CP&L purchased--from Florida Progress--a 90% ownership interest in two of these plants, which will produce earnings for CP&L this year, and finally,
o We're working with Florida Progress on their plans to build the 500 mW combined cycle Hines 2 facility which is scheduled for completion in November 2003.

By the way, let me add that we've been authorized to organize as a holding company, which will give us considerable flexibility to create and adequately finance our business units and take advantage of the opportunities presented in the evolving industry.

We also have a definitive, post-closing organizational framework and have selected all but a handful of the combined company's executives.

SIGNIFICANT ACTIVITIES REVIEW
Of course, the acquisition isn't the only thing on our plate. We have been working on other matters that could also positively impact shareholder value. These include:

o  Deregulation activities in the states we serve

o  Our soon to be organized Energy Ventures subsidiary, and

o  Other subsidiary activities

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Current activities

o  Deregulation status
o  Energy Ventures business unit
o  Subsidiary activities

DEREGULATION PROCEEDING
Regarding deregulation, last month a legislative study commission in North Carolina recommended the complete opening of the electricity market in 2006, with early opportunities for limited choice in 2005 for half of the customers.

Other key recommendations include a rate freeze through 2004 and a hearing that year to set rates and stranded cost charges for 2005 and beyond.

I am pleased to say CP&L was one of the leaders in achieving this result, and we believe it supports the objectives of both shareholders and customers.

Let me add that the commission's recommendation has garnered widespread support among the state's legislative and elected leaders.

The study commission's report, however, did not address one important issue. There are 52 cities in the North Carolina Municipal Power Agency and they owe $5.5 billion in debt associated with their electric systems.

The disposition of this debt is still being considered by the Study Commission. This issue is significant and complex, but its resolution is expected to be part of the Commission's final recommendation to the legislature in 2001. We will actively participate in that effort and see it as an opportunity for CP&L.

We are comfortable with the Study Commission's approach and will be working closely with Duke Energy in supporting the passage of restructuring legislation.

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As you also may be aware, the governor of Florida is establishing a study commission to consider electricity restructuring. This appears to be a reasonable and well-thought-out approach, which we will support.

Likewise, South Carolina is studying restructuring. We are participating in this effort and expect the results to be similar to the likely outcomes in North Carolina and Florida.

ENERGY VENTURES
Now, let me tell you about our new Energy Ventures subsidiary that will be organized later this year. Tom Kilgore, currently our senior vice president for power operations, will lead it.

 o Energy Ventures will be responsible for fuel procurement and non-regulated plants. Additionally, the unit will oversee our established wholesale marketing and trading operations. By the way, our off-system marketing is already a significant contributor and will earn at least $40 million this year.
 o I want to emphasize that we have a very balanced risk/return approach to taking positions in the wholesale market. For example, we maintain a substantial reserve of unsold capacity each day--usually 600 mW or so over our native daily peak load. While this means we may miss some sales opportunities, we also don't get caught short when the markets are at their highest prices. We watch our exposure very carefully.
 o Energy Ventures will also be responsible for Florida Progress's Electric Fuels subsidiary which includes mining, gas property development, synthetic fuels, barge and terminal operations, and rail car services.

Some parts of Electric Fuels will fit very well with our business strategy; others may not. We are working closely with Florida Progress on a plan to maximize shareholder value from these assets.

SUBSIDIARY UPDATE
Now, let me briefly update you on our current non-regulated subsidiary activities, starting with Interpath. We have divided Interpath into two separate entities: an application service provider and a carrier's carrier fiber business.

 o The ASP business will keep the Interpath name. This month, CP&L and Bain Capital will close on a restructuring of Interpath. CP&L will own 35 percent and Bain, the remainder. Bain will manage Interpath, and will bring to this venture a proven track record in growing companies and achieving high value payoffs. Each of us is contributing $50 million to this venture, and that should provide ample funding to allow this enterprise to develop into a truly successful high tech company.
 o CP&L retained 100 percent ownership of the fiber and the BellSouth PCS assets that were in Interpath. We will combine our fiber with that of Florida Progress', which will form a system that stretches from Miami to Washington, D.C. This system by year-end 2000 will have over 110,000 fiber miles and 3,000 route miles. I thought it worth noting that Progress Telecom is negotiating an agreement to handle a portion of Latin America's internet traffic into the United States.
 o The second major CP&L subsidiary is SRS. In 1999 it moved into the black with year-end revenues of $68 million. Retooled as a market-driven business focused on providing high-

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margin, technology-based energy solutions, SRS is a better competitor with a
$75 million backlog and revenues that should approach $90 million this year.

POST CLOSING:  WHAT'S NEXT?
Now I know many of you want to know what you can expect of CP&L after the Florida Progress closing.

First, with respect to another major acquisition, that prospect is off the table until it's clear that we did this one right. We will deliver the results that will give our investors confidence. So, you can expect us to focus on demonstrating the value contribution that will come from Florida Progress before we undertake anything else of significance.

Second, with respect to our overall business strategy, expect to see our new company focus on three areas. They are:

 o   Expanding our competitive energy supply business.
 o   Leveraging our 2.5 million gas and electric customers, and
 o   Developing the fiber network business.

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Post-merger strategy

Three interrelated areas of focus
o  Leverage Customer Base
o  Expand Competitive Energy Supply Business
o  Develop Fiber Network Business

These three areas meet our formula for success. They are interrelated, and each provide substantial earnings and investment potential. And they each require assets and customers. Our charge is to ensure that the assets are at the right place and operating competitively and that our customers are satisfied, loyal, and receptive to new offerings.

We are bullish about our prospects to grow these assets and create significant value for our shareholders.

We feel our industry is still in the early stages of restructuring. By focusing on the three areas I just discussed we are preserving our options and a degree of flexibility.

EXPANDING OUR COMPETITIVE ENERGY SUPPLY BUSINESS
With regard to our competitive energy supply business, the new company will own over 18,000 mWs of generation capacity with plans to add 4,000 mWs of gas-fired capacity over the next two years. Most of this generation is currently under state regulation. We plan to move all or most of this to non-regulated status as the markets open in the states where we operate.

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Expand competitive energy
supply business

Critical success factors
o Cost leadership
o Marketing/trading capability
o Optimum asset mix
o Integrated fuel strategy
o Risk management program

These assets will be the centerpiece of our overall competitive energy supply business, which I have previously referred to as our Energy Ventures subsidiary.

Clearly, we must manage this transition of generation assets so that it occurs on a timely basis and in a manner that supports shareholder value.

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We see the critical success factors in this business to be:

 o  Maintaining the cost leadership position we have already achieved.
 o Continuing to develop our marketing and trading capabilities,
 o Securing an optimum asset mix, emphasizing both fuel type and location, as well as,
 o Implementing an integrated fuel strategy which means, among other tactics, potential upstream investments in such things as gas reserves and storage, and
 o  Executing a risk management program fitting our business profile.

LEVERAGING THE DELIVERY CUSTOMER BASE
With regard to our customer base, the combined company will serve over 2.5 million customers, and that will grow at a rate of at least 50,000 per year. Our strategy will be to expand this customer base and leverage the relationship to encourage sales of value added services.

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Leverage customer base

Critical success factors
 o  Good location
 o  Customer focused operations
 o  Right regulatory platform
 o  Value-added services
 o  Distributed generation option

We believe the critical success factors in this area are:

 o  Having a good location--with a positive growth profile.
 o Transitioning from an operating focus to a customer focus whereby future customer loyalty will be retained.
 o Creating the right regulatory platform--which means reasonable tariffs and codes of conduct.
 o Refining our marketing skills relative to value-added customer services, and
 o  Maintaining a distributed generation option.

FIBER NETWORK MANAGEMENT
Now I'd like to discuss our third focus area, the new fiber subsidiary. We are very excited about the upside potential that our combination with Florida Progress is creating. The Progress Telecom subsidiary has been working in primary, secondary, and tertiary markets in Florida and Georgia. The leadership of this unit has a strong telecom background--and a sound business model that can be easily overlaid on the assets of CP&L.

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After the closing, you can expect to see us provide capital to continue the build-out of an integrated system.

We're going to continue to target locations primarily in secondary and tertiary markets where competition is lower and margins are higher and more sustainable.

We'll also remain focused on responding to a customer's need for a timely connection. We recognize that this task is as important in this undertaking as it is in the energy business.

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Develop fiber network business

Critical success factors
 o  Target locations
 o  Customer responsiveness
 o  Pricing
 o  Low cost structure
 o  Reliability

It's a fact that pricing for return as well as volume will also be important, considering this is a competitive business absent any tariffs. And a key to our long-term success will be creating a reputation for superior reliability by employing the latest technology and the most efficient engineering to produce a low-cost structure.

EARNINGS OUTLOOK
Now, let me discuss our earnings expectations for 2000 and beyond. We are comfortable with the street consensus for 2000 of around $3.00 per share for CP&L on a stand-alone basis, barring some unusual event. And I don't want to even talk about hurricanes.

 o For 2001 we estimate earnings within the $3.25 to $3.35 range. Going forward you can expect earnings to grow in the 7 percent to 8 percent range as we consolidate our operations with Florida Progress.

CLOSING

In closing, I want to leave you with a picture of the fundamental strengths that underscore the opportunities for this new company. By 2002, we will have:

 o Over 22,000 mWs of capacity in the high-growth Southeast, with market reach into other areas
 o A competitive average embedded cost for the entire generation fleet of $220 per kW
 o  Over 2.5 million customers--adding 50,000 more annually, and
 o We expect to have responsible restructuring plans enacted into law in North Carolina and quite possibly in South Carolina and Florida.

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Fundamental strengths

 o  22,000 MW in the Southeast
 o  $220/KW average embedded cost of generation
 o  2.5 million customers plus 50,000/year
 o  Responsible and reasonable deregulation

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Finally, having listed our commitments and having pledged to honor them, I want to emphasize this final one: we are committed to 7 percent to 8 percent EPS growth or better for the foreseeable future--and a bankable dividend to boot.

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Our commitment

Earnings growth--and a bankable dividend

EPS

2000             2001           And beyond
----             ----           ----------
$3.00            $3.00          7% to 8% minimum [graphic of arrow showing an
                                increase of EPS appears here]

Thank you, and now, I'd be pleased to answer your questions.

SAFE HARBOR STATEMENT:
THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE
SAFE HARBOR PROVISIONS OF THE SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. DISCUSSION OF FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM MANAGEMENT'S PROJECTIONS, FORECASTS, ESTIMATES AND EXPECTATIONS MAY INCLUDE FACTORS THAT ARE BEYOND THE COMPANIES' ABILITY TO CONTROL OR ESTIMATE PRECISELY, SUCH AS ESTIMATES OF FUTURE MARKET CONDITIONS, THE BEHAVIOR OF OTHER MARKET PARTICIPANTS AND THE ACTIONS OF FEDERAL AND STATE REGULATORS. OTHER FACTORS INCLUDE, BUT ARE NOT LIMITED TO, ACTIONS IN THE FINANCIAL MARKETS, WEATHER CONDITIONS, ECONOMIC CONDITIONS IN THE TWO COMPANIES' SERVICE AREAS, FLUCTUATIONS IN ENERGY-RELATED COMMODITY PRICES, CONVERSION ACTIVITY, OTHER MARKETING EFFORTS AND OTHER UNCERTAINTIES. OTHER RISK FACTORS ARE DETAILED FROM TIME TO TIME IN THE TWO COMPANIES' SEC REPORTS. ANY FORWARD-LOOKING STATEMENT SPEAKS ONLY AS OF THE DATE ON WHICH SUCH STATEMENT IS MADE, AND THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT OR STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE ON WHICH SUCH STATEMENT IS MADE.
--------------------------------------------------------------------------------

       CP&L is a Fortune 500 company and is a member of the S&P 500, the S&P Electric and the Philadelphia Utility Indices.

                       [End of text appearing on website]
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In connection with the share exchange between CP&L Energy and Florida Progress,
Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary joint proxy statement/prospectus. CP&L Energy will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone : (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2640. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on May 23, 2000.

Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on May 23, 2000.